September 19, 2008

VIA EDGAR AND FEDERAL EXPRESS
Ms. Anne Nguyen Parker
 Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

American Lorain Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed August 7, 2008
File No. 333-145260

Dear Ms. Parker:

Our firm responds as follows to comment number 11 of the Staff’s comment letter dated August 20, 2008 relating to the above-captioned amended registration statement on Form S-1. Please note that for the Staff’s convenience, we have recited such comment and provided our firm’s response immediately thereafter.

Exhibits and Financial Statement Schedules

I.

We note your response to our prior comment 31. However, the representation you provide that the reference in the legal opinion to the General Corporation Law of the State of Delaware includes the Delaware constitution, statutory provisions and judicial decisions is in a letter signed by the company. Please provide the representation in a letter signed by counsel.

Pursuant to the SEC Division of Corporate Finance’s November 2000 Current Issues and Rulemaking Projects outline, we hereby confirm that we concur with the Staff’s understanding that the reference and limitation to the "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

1177 AVENUE OF THE AMERICAS    NEW YORK NY 10036-2714    PHONE 212.715.9100    FAX 212.715.8000 WWW.KRAMERLEVIN.COM

ALSO AT 47 AVENUE HOCHE    75008 PARIS FRANCE

September 19, 2008

If you have any questions, please do not hesitate to contact Abbe L. Dienstag, Esq. of our firm at (212) 715-9280.

Very truly yours,

cc: Si Chen	Kramer Levin Naftalis & Frankel LLP
Bill Huo, Esq.

1177 AVENUE OF THE AMERICAS    NEW YORK NY 10036-2714    PHONE 212.715.9100    FAX 212.715.8000 WWW.KRAMERLEVIN.COM

ALSO AT 47 AVENUE HOCHE    75008 PARIS FRANCE